Points Named As One of Greater Toronto’s Top 2019 Employers
Canada’s Top 100 Employers Recognizes Points For Third Consecutive Year

Toronto, December 7, 2018 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has again been named one of Greater Toronto’s Top Employers by the editors of Canada’s Top 100 Employers at Mediacorp Canada Inc. This marks the third consecutive year that Points has received the honour.

Now in its 13th year, the Greater Toronto’s Top Employers competition is an editorial project that recognizes employers with exceptional human resources programs and forward-thinking workplace policies. Employers are compared to other organizations in their field to determine which offer the most progressive and forward-thinking programs. The annual competition is open to any employer with its head office in the Greater Toronto Area, and employers of any size may apply, whether private or public sector.

“We are honored to have been named one of GTA’s Top Employers again this year,” said Rob MacLean, CEO of Points. “This recognition truly validates what we already know about our culture and employer brand, of which we are extremely proud of. Receiving such an accolade helps us to attract and retain the very best and brightest talent in a highly competitive market.”

“If you’re an employee who works in technology, you have a wide range of employers and industries here that need your talent,” says Richard Yerema, Managing Editor of the Canada’s Top 100 Employers project at Mediacorp. “With so many head offices here, GTA employers are starting to realize that their competition for top talent also includes employers well outside their industry. This is something new for most organizations.”

Since its founding in 2000, Points has remained steadfast in fostering a vibrant, people-centric culture and upholding its entrepreneurial spirit. In addition to competitive compensation, benefits, and stock options, Points employees enjoy perks like flexible work hours, a casual office environment, subsidized lunches, tuition reimbursement, sponsored social events and weekly snack carts. In 2015, Points For Good was launched to weave charitable commitment into the fabric of Points’ culture by supporting local and global organizations and championing employee-led philanthropy.

The full list of this year's winners was announced in a special magazine published in The Globe and Mail this morning. The editors' detailed reasons for selection were also published today and are accessible via the competition homepage. For more information on Canada’s Top 100 Employers, visit http://www.canadastop100.com/toronto/.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly; and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About Mediacorp Ltd
Founded in 1992, Mediacorp Canada Inc. is the nation's largest publisher of employment periodicals. Since 1999, the Toronto-based publisher has managed the Canada's Top 100 Employers project, which includes 18 regional and special-interest editorial competitions that reach over 13 million Canadians annually through a variety of magazine and newspaper partners. Mediacorp also operates Eluta.ca, the largest Canadian job search engine, which includes editorial reviews from the Canada's Top 100 Employers project. Together with Willis Towers Watson, Mediacorp also hosts Canada's largest conference for senior-level HR professionals, the Top Employer Summit. This year's conference takes place April 4-5, 2018 in Toronto.

CONTACT:

Points Media Relations
Catherine Lowe
catherine.lowe@points.com
647-539-1310